UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 24, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

diaDexus, Inc.

File No. 000-26483 - CF#26014

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diaDexus, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 15, 2010.

Based on representations by diaDexus, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.11	through November 15, 2015
Exhibit 10.13	through November 15, 2015
Exhibit 10.15	through November 15, 2015
Exhibit 10.18	through November 15, 2015
Exhibit 10.19	through November 15, 2015
Exhibit 10.20	through November 15, 2015
Exhibit 10.21	through November 15, 2015
Exhibit 10.22	through November 15, 2015
Exhibit 10.23	through July 1, 2012
Exhibit 10.24	through July 1, 2012
Exhibit 10.25	through July 1, 2012
Exhibit 10.26	through November 15, 2015
Exhibit 10.27	through August 1, 2011
Exhibit 10.28	through January 31, 2011
Exhibit 10.30	through January 31, 2011
Exhibit 10.31	through January 31, 2011
Exhibit 10.32	through January 31, 2011
Exhibit 10.33	through March 31, 2011
Exhibit 10.34	through March 31, 2011
Exhibit 10.35	through March 31, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brigitte Lippmann
Special Counsel